SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   23 May 2003


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Enclosures:  1. Preliminary Results 31/03/03 announcement made on 23 May 2003.





PRELIMINARY RESULTS - YEAR TO MARCH 31, 2003

FOURTH QUARTER HIGHLIGHTS

Earnings per share* of 3.9 pence, up 50 per cent

Profit before taxation* of GBP490 million, up 32 per cent

Group turnover* of GBP4,778 million, up 1 per cent

Net debt reduced by GBP3.3 billion to GBP9.6 billion

Record broadband sales in March, in excess of 25,000 per week; end users of over 936,000 at May 16, 2003

Pension valuation results in line with our expectations



FULL YEAR HIGHLIGHTS

Earnings per share* of 14.2 pence, up 61 per cent

Profit before taxation* of GBP1,829 million, up 44 per cent

Group turnover* of GBP18,727 million, up 2 per cent

Full year dividend of 6.5 pence per share, up from 2.0 pence per share

Free cash flow** of GBP1.7 billion

Net debt reduced from GBP13.7 billion to GBP9.6 billion

Significant improvements in customer satisfaction



*From continuing activities before goodwill amortisation and exceptional items. The full profit and loss account is presented below.

**Before acquisitions, disposals and dividends.





Chairman's statement

Sir Christopher Bland, Chairman, said:

"This has been a really good year for BT. Earnings per share* have increased by 61 per cent. The group generated free cash of GBP1.7 billion, and net debt reduced by over GBP4 billion to around one third of its peak. The full year dividend of 6.5 pence reflects the group's financial performance, operational strength and confidence.

We believe the company is well placed - financially, operationally and managerially - to meet new challenges and seize new opportunities."



Chief Executive's statement

Ben Verwaayen, Chief Executive, said:

"This represents another quarter of strong and sustainable progress for BT. The substantial growth in earnings and cash flow reflects the improved operational efficiency of the business. We achieved significant improvement in customer satisfaction. With 936,000 users, broadband is now firmly at the heart of BT.

We are well ahead of schedule in meeting 13 out of the 14 stretching targets set at the beginning of the year. In particular, the three year cash and net debt targets have been met in the first year, strengthening our financial position.

Our new wave businesses are growing rapidly and our order book is at record levels. Our efficiency programmes are delivering significant savings and we continue to invest in the future of the group.

Our strong financial performance demonstrates our ongoing ability to reduce debt, reward our shareholders and invest for the future."

*From continuing activities before goodwill amortisation and exceptional items.





                       RESULTS FOR THE FOURTH QUARTER AND
                            YEAR ENDED MARCH 31, 2003

 BT Group's results from continuing activities before goodwill amortisation and exceptional items

                                                 Fourth quarter                                 Year
                                       2003          2002         Better              2003          2002        Better
                                       GBPm          GBPm              %              GBPm          GBPm             %

Group turnover                        4,778         4,735              1            18,727        18,447             2

Group operating profit                  733           650             13             2,790         2,771             1

Net interest charge                     266           301             12             1,146         1,417            19

Profit before taxation                  490           371             32             1,829         1,273            44

Profit after taxation                   331           236             40             1,231           745            65

Earnings per share                     3.9p          2.6p             50             14.2p          8.8p            61

Capital expenditure                     724           982             26             2,445         3,100            21

Net debt                                                                             9,573        13,701            30



Total earnings per share and profit before tax, after goodwill amortisation and exceptional items, for the fourth quarter are 19.1 pence (2002 - loss of 30.2 pence) and GBP1,717 million (2002 - loss of GBP2,545 million). For the full year they are 31.2 pence (2002 - 12.0 pence) and GBP3,157 million (2002 - GBP1,461 million). The full year comparatives include the results of discontinued activities.

The results in the table above and the commentary focus on the results from continuing activities before goodwill amortisation and exceptional items. This is because the total reported results do not provide a meaningful comparison of the trading results of the ongoing group, being significantly impacted by the demerger of mmO2 and other discontinued activities, exceptional items and goodwill impairment charges in the previous year.

The full profit and loss account, cash flow statement and balance sheet are provided below.


GROUP RESULTS

Fourth quarter

Group turnover increased year on year by 1 per cent to GBP4,778 million in the fourth quarter. The core business has continued to perform well and new wave businesses have grown strongly. The momentum gained in the third quarter in the corporate and ICT sectors has continued to build with sales orders taken in Global Solutions of GBP1.4 billion in the quarter.

Group operating profit before goodwill amortisation and exceptional items at GBP733 million for the quarter was GBP83 million higher than the fourth quarter of last year. This increase was principally due to cost efficiencies. Leaver costs were GBP64 million lower than the fourth quarter of last year, although this was largely offset by the negative operating profit effects of unwinding the Concert global venture.

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was GBP19 million (GBP17 million last year) in the quarter. The improvement from the unwind of the loss-making Concert global venture on April 1, 2002 was offset by the disposal of our stake in Cegetel in January 2003.

Net interest payable before exceptional items was GBP266 million for the quarter, an improvement of GBP35 million against last year as a result of the reduction in the level of net debt.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of GBP490 million in the quarter, an increase of 32 per cent.

The taxation charge for the quarter was GBP159 million on the profit before goodwill amortisation and exceptional items, an effective rate of 32.4 per cent (36.4 per cent last year). Last year's high effective rate was mainly due to the impact of loss making subsidiaries outside the UK for which tax relief was not available.

Earnings per share before goodwill amortisation and exceptional items were 3.9 pence for the fourth quarter (2.6 pence last year), an increase of 50 per cent.

Net exceptional items contributed GBP1,321 million to profit after taxation, principally being the net profit on disposal of our stake in Cegetel. Goodwill amortisation at GBP6 million for the quarter was GBP27 million lower than last year due to the disposals and goodwill impairment charges made last year. Earnings per share after goodwill amortisation and exceptional items were 19.1 pence compared to a loss of 30.2 pence last year. In the fourth quarter of last year we recognised net exceptional losses after tax of GBP2,790 million, relating principally to the impairment of BT's European activities and other investments.

Full year

All references in this section to the prior year results or performance against the prior year are in relation to the results from continuing activities.

Group turnover increased by 2 per cent to GBP18,727 million in the year. The strength in the group's new wave businesses and a strong defence of the group's market share in its existing businesses was offset by price deflation.

Group operating profit before goodwill amortisation and exceptional items at GBP2,790 million for the year was GBP19 million higher than the prior year. The cost efficiencies achieved during the year were offset by a GBP90 million increase in leaver costs, the negative operating profit effects of unwinding the Concert global venture and the Telereal property sale and leaseback transaction. In total, these effects reduced operating profits by over GBP400 million although this was compensated for at the profit before tax level by a corresponding improvement in our share of the operating profits of associates and joint ventures and net interest payable.

BT's share of associates and joint ventures operating profits before goodwill amortisation and exceptional items was GBP181 million (GBP108 million loss last year) for the year, mainly reflecting the benefit of the unwind of the Concert global venture.

Net interest payable before exceptional items was GBP1,146 million for the year, an improvement of GBP271 million against last year as a result of the reduction in the level of net debt.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of GBP1,829 million, a 44 per cent increase, reflecting the underlying operating performance of the group and lower net interest costs.

The taxation charge for the year was GBP598 million on the profit before goodwill amortisation and exceptional items, an effective rate of 32.7 per cent (41.5 per cent last year). Last year's high effective rate was mainly due to the impact of loss making subsidiaries outside the UK for which tax relief was not available.

Earnings per share before goodwill amortisation and exceptional items were 14.2 pence for the year (8.8 pence last year), an increase of 61 per cent.

Net exceptional items contributed GBP1,489 million to profit after taxation. Goodwill amortisation at GBP22 million for the year was GBP140 million lower than last year. This reduction reflects the disposals and goodwill impairment charges made last year. Earnings per share from continuing activities after goodwill amortisation and exceptional items were 31.2 pence compared to a loss of 34.8 pence last year.

Customer satisfaction

BT has an extensive programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction.

The group achieved a 37 per cent improvement in the level of customer dissatisfaction over the year, beating the target of a 25 per cent improvement. All areas improved satisfaction levels, including significant improvement among the group's international and wholesale customers. Although in most areas customer satisfaction is well ahead of its competitors, BT will strive to make further significant improvements. A programme has been put in place that focuses on key areas of customer dissatisfaction, which is already yielding good results in customer service and satisfaction.

Underlying performance

In the line of business commentaries that follow, references to "underlying performance" are to trading performance before exceptional items and after adjusting for the estimated impact of the Concert unwind and business acquisitions and disposals on the line of business results. Trends in the results of the lines of business are described by reference to the underlying performance.

The group results have not been adjusted for the pro forma impact of the Concert unwind and business acquisitions and disposals.

With effect from January 1, 2003 the operations of BT Openworld have been transferred under the management control of BT Retail. The prior periods have been restated to report BT Openworld's results as part of BT Retail for all periods under review.

BT Global Services is the line of business formerly known as BT Ignite. The change of name more accurately describes the products and services that BT provides to multi-site organisations with European operations.

The line of business commentaries refer to EBITDA before exceptional items, which is defined as group operating profit before depreciation, amortisation and exceptional items. In addition reference is made to operating free cash flow before exceptional items, which is defined as EBITDA before exceptional items less capital expenditure.



OPERATING PERFORMANCE BY LINE OF BUSINESS

Fourth quarter ended                            Group  Group operating profit        EBITDA (iii)    Capital expenditure
March 31, 2003 (i)                           turnover            (loss) (iii)
                                                 GBPm                    GBPm                GBPm                   GBPm
BT Retail                                       3,368                     342                 393                     42
BT Wholesale                                    2,820                     513                 998                    478
BT Global Services                              1,482                    (92)                  73                    150
Other                                               4                    (30)                  47                     54
Intra-group items (ii)                        (2,896)                       -                   -                      -
Total                                           4,778                     733               1,511                    724




Year ended                                      Group  Group operating profit        EBITDA (iii)    Capital expenditure
March 31, 2003 (i)                           turnover            (loss) (iii)
                                                 GBPm                    GBPm                GBPm                   GBPm

BT Retail                                      13,301                   1,425               1,634                    115
BT Wholesale                                   11,260                   1,924               3,847                  1,652
BT Global Services                              5,251                   (427)                 178                    439
Other                                              41                   (132)                 146                    239
Intra-group items (ii)                       (11,126)                       -                   -                      -
Total                                          18,727                   2,790               5,805                  2,445



i See note 2 on pages 23 to 25 for prior year figures.

ii Elimination of intra-group turnover between businesses, which is included in the turnover of the originating business.

iii Before goodwill amortisation and exceptional items.





BT Retail
                                    Fourth quarter ended March 31                    Year ended March 31
                                                            Better (worse)
                              2003        2002          Actual      Underlying             2003          2002
                                                                           (b)
                              GBPm        GBPm               %               %             GBPm          GBPm

Group turnover               3,368       3,214 (a)           5               3           13,301        12,811 (a)
Gross margin                   976         838              16              12            3,874         3,460
Sales, general and             583         561             (4)               2            2,240         2,260
administration costs
EBITDA                         393         277              42              42            1,634         1,200
Depreciation                    51          64              20              20              209           216
Operating profit               342         213              61              61            1,425           984

Capital expenditure             42          54              22              22              115           153

Operating free                 351         223              57              57            1,519         1,047
cash flow


BT Retail increased turnover by GBP94 million (3 per cent), operating profit by GBP129 million (61 per cent) and operating free cash flow by GBP128 million (57 per cent) compared to the fourth quarter of last year. The operating profit improvement is driven by improved gross margin and cost control activities. These results demonstrate the effect of the continued focus on defending core revenues, margin improvements, cost efficiencies and growing new wave initiatives. Fourth quarter ended March 31 Year ended March 31



                                                                         Better (worse)
BT Retail turnover                2003           2002                Actual      Underlying            2003         2002
                                                  (a)                                   (b)                          (a)
                                  GBPm           GBPm                     %               %            GBPm         GBPm

Voice Services                   2,363          2,381                   (1)             (2)           9,378        9,561
Intermediate Products              729            670                     9               3           2,873        2,668
Core                             3,092          3,051                     1             (1)          12,451       12,229
New Wave                           276            163                    69              69             850          582
Total                            3,368          3,214                     5               3          13,301       12,811

Sales to other BT                  565            533                     6              14           1,968        2,087
businesses incl. above



(a) Internal turnover restated to reflect changes in intra-group trading arrangements.

(b) Adjusting for the effect of the Concert unwind and the transfer of major accounts to BT Wholesale.

Turnover from voice services was 2 per cent lower than the fourth quarter of last year driven primarily by lower revenues from fixed network calls reflecting a reduction in call volumes, partly offset by higher revenues from other voice services.

In the residential voice market BT Retail has maintained market share at around 73 per cent and in the business voice market, BT Retail's market share is lower at around 43 per cent, 1 per cent lower than the third quarter.

Geographic call volumes declined year on year in the quarter by 5 per cent, the rate of decline increasing from 3 per cent in the third quarter. Total measured call volumes declined slightly more reflecting the switch from measured internet related calls to a mixture of flat rate internet access based products and broadband. This reflects the continued trend of revenues towards being based on fixed price packages rather than measured call volumes.

Residential geographic call volumes declined slightly compared to the fourth quarter of last year. National call volumes were held following the continued success of the BT Together packages. However, during the quarter the historical decline in residential international call volumes was stemmed as a result of the new BT Together international packages launched in the third quarter, which included the option of five pence per minute international calls. By March 31, 2003 over 140,000 customers had signed up for the international packages.

Business geographic call volumes fell, driven by a combination of customers switching out of traditional telephony and competitive pressure from the implementation of Carrier Pre-Selection. In response, BT Business Plan was launched in January 2003 and this highly competitive package places a ceiling of 10 pence on national and local business calls, rewards loyalty and provides a single BT customer contact. By the middle of May 2003, BT Business Plan had more than 30,000 customers.

Turnover from analogue exchange lines of GBP758 million remained flat compared to the fourth quarter of last year. The total number of BT Retail voice lines declined by 0.1 per cent to 25.5 million since March 31, 2002. The number of residential voice lines has grown, up 1 per cent, partly driven by conversion to ADSL lines.

Turnover from intermediate products of GBP729 million increased by 3 per cent compared to the fourth quarter of last year. ISDN lines continue to grow and at
3.8 million are 6 per cent higher than last year.

The total number of BT Retail lines therefore increased by 1 per cent, to 29.3 million, since March 31, 2002.

New wave revenue growth increased to 69 per cent in the quarter with the continued focus on the information, communications and technology ("ICT"), broadband and mobility products.

During the quarter further momentum was gained in the ICT order book with contract wins with Abbey National and Honeywell. The revenues from these ICT contracts will also be recognised within Global Services' Solutions division.

BT Retail's BT Broadband product continues to perform strongly with weekly sales orders now exceeding 5,000. Total connections in the fourth quarter were 41,000 and the total number of connections since launch in September 2002 were 171,000 at May 16, 2003. BT Openworld broadband and BT Broadband connections at May 16, 2003 total 490,000, representing 52 per cent of BT Wholesale's 936,000 ADSL connections.

Gross margin increased by GBP104 million (2.3 percentage points to 29.0 per cent) compared to the fourth quarter of last year. This was driven by the success of the BT Together packages, improved product mix and lower wholesale prices which more than offset the impact of lower call revenues.

Cost transformation programmes generated further saving in sales, general and administration costs. These savings have been driven by a reduction in people related expenses such as travel, accommodation and communications, lower service costs resulting from improvements in service quality, billing initiatives and other similar cost transformation programmes. On a full year basis these programmes delivered savings in the core business comfortably in excess of our target of GBP200 million.

Operating profit in the fourth quarter was GBP129 million (61 per cent) higher than the prior year which combined with lower capital expenditure enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of GBP351 million in the quarter; GBP128 million better than the fourth quarter of last year.


BT Wholesale
                                         Fourth quarter ended March 31                            Year ended March 31
                                                                  Better (worse)
                                  2003         2002            Actual      Underlying*                2003          2002
                                  GBPm         GBPm                 %                %                GBPm          GBPm
External turnover                  889        1,043              (15)              (1)               3,472         3,911
Internal turnover                1,931        2,124               (9)              (7)               7,788         8,345
Group turnover                   2,820        3,167              (11)              (5)              11,260        12,256

Total operating costs            1,853        2,099                12                1               7,538         8,355
before depreciation
Other operating income              31           73              (58)             (23)                 125           255
EBITDA                             998        1,141              (13)             (13)               3,847         4,156
Depreciation                       485          499                 3                3               1,923         1,914
Operating profit                   513          642              (20)             (20)               1,924         2,242

Capital expenditure                478          637                25               25               1,652         1,974

Operating free                     520          504                 3                3               2,195         2,182
cash flow



*Adjusting for the effect of the Concert unwind and transfer of major accounts from other BT businesses.

BT Wholesale's turnover for the quarter of GBP2,820 million, was 5 per cent lower and operating profit of GBP513 million, was 20 per cent lower than the fourth quarter of last year. The comparative period last year included a GBP27 million out of period revenue benefit, resulting in a year on year decrease in external turnover of 1 per cent in the quarter.

Within traditional products, the impact of price reductions - due to flat rate price packages and Network Charge Control (NCC) pricing formulae - coupled with unfavourable market conditions have continued to stem turnover growth. FRIACO revenue decreased as a result of the draft Oftel pricing determination which includes a retrospective impact. Revenues from retail private circuits have continued to reduce, due to the migration of customers to lower priced partial private circuits.

New wave external revenues at GBP52 million showed strong growth. The 58 per cent increase over the fourth quarter of last year reflected gains being made in ADSL, network facilities management and equipment sales.

Wholesale ADSL lines had an installed base of 936,000 at May 16, 2003, and in March achieved weekly orders in excess of 25,000 compared to 8,000 at the end of the fourth quarter last year.

Internal turnover in the quarter of GBP1,931 million showed a decrease of GBP152 million (7 per cent) due principally to price reductions.

Despite an increase in network volumes, BT Wholesale's operating costs, excluding depreciation, of GBP1,853 million, decreased by GBP24 million (1 per cent) against the fourth quarter of last year. Full time equivalent staff numbers at March 31, 2003 have reduced by 7 per cent since last year, reflecting the continued drive towards improved operational efficiencies.

Depreciation at GBP485 million decreased by GBP14 million (3 per cent) mainly due to certain accelerated charges in the prior year partly offset by the impact of shorter asset lives.

Operating profit decreased by GBP130 million (20 per cent) reflecting the lower revenues only being partly offset by efficiency gains. The operating profit margin of 18 per cent has been maintained at a stable level since the second quarter of this year.

Capital expenditure at GBP478 million decreased by GBP159 million (25 per cent) reflecting continued cost control, tight governance, alignment of capital spend with the development of the future network strategy and the more even phasing of the capital expenditure programme through the current year. BT Wholesale has maintained its focus on managed cash costs (defined as operating costs excluding payments to other network operators and depreciation, plus capital expenditure). Managed cash costs at GBP1,637 million decreased by 3 per cent despite the 6 per cent increase in network volumes. Managed cash cost savings were GBP237 million for the full year, exceeding the target savings of GBP200 million after allowing for price and volume effects.


BT Global Services (formerly BT Ignite)

                                        Fourth quarter ended March 31                              Year ended March 31
                                                                      Better
                                 2003              2002        Actual     Underlying*                2003          2002
                                 GBPm              GBPm             %               %                GBPm          GBPm

Group turnover                  1,482             1,212            22               4               5,251         4,472
EBITDA                             73                30           143             n/m                 178           146
Group operating loss             (92)             (108)            15              45               (427)         (353)
Capital expenditure               150               214            30              42                 439           609
Operating free cash flow         (77)             (184)            58              71               (261)         (463)



*Adjusting for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale.

BT Global Services produced a strong quarter's results with a substantial improvement in underlying profitability and cash flow despite market conditions remaining difficult. Underlying operating losses for the quarter were reduced by GBP74 million (45 per cent).

Turnover for the quarter rose by 4 per cent to GBP1,482 million despite a 7 per cent fall in Global Carrier from the declining trade with AT&T and Worldcom following the unwind of the Concert global venture. Excluding Global Carrier, turnover in the rest of BT Global Services increased by 7 per cent. Solutions grew by 14 per cent and Global Products grew by 12 per cent. Syntegra performed strongly in the quarter benefiting from the phasing of delivery against specific contracts in the government sector, achieving growth of 10 per cent in what remains a difficult market. European connectivity turnover of GBP281 million rose by 4 per cent, up from 2 per cent in the third quarter, and by 8 per cent after excluding the impact of exiting non profitable lines of business.

Solutions continued its strong momentum in the corporate sector by signing sales orders to the value of GBP1.4 billion in the quarter. Nearly all of the full year orders of GBP3.6 billion have come in the second half of the year and provide a solid base of contracted revenue for the future. This was a strong quarter for Solutions but the operating profits have been impacted by up-front contract costs that are recognised as incurred in accordance with the group's accounting policies.

Continued cost reductions, both in network costs and selling, general and administration costs, helped generate an EBITDA improvement over the fourth quarter of last year.

All major European operations are now EBITDA positive with Germany and Belgium becoming EBITDA positive this quarter. European connectivity as a whole generated an EBITDA of GBP5 million, compared to an EBITDA loss of GBP12 million in the fourth quarter last year. EBITDA is considered to be one of the important measures used by management in assessing the operating performance of BT Global Services because it is one of the strategic targets that were set in April 2002.

Capital expenditure of GBP150 million was GBP110 million lower than the fourth quarter of last year. Operating free cash outflow (EBITDA less capital expenditure) was consequently GBP188 million better than the fourth quarter of last year.


EXCEPTIONAL ITEMS

Net exceptional items in the quarter increased profit before tax by GBP1,233 million. This was principally the net profit on sale of our stake in Cegetel, amounting to GBP1,216 million. This net profit was after the write back of GBP862 million of goodwill taken directly to reserves on acquisition and an exceptional interest charge of GBP293 million on closing out GBP2.6 billion of fixed interest rate swaps following receipt of the Cegetel sale proceeds. Closing out the fixed interest rate swaps will reduce the 2003/4 net interest charge by about GBP50 million.

Other exceptional items in the full year include:

- profit on sale of fixed asset investments and group undertakings of GBP182 million;

- charge of GBP198 million relating to the rationalisation of the group's London office portfolio;

- the release of provisions for exit related costs of GBP150 million as Blu was exited on more favourable terms than anticipated.


DIVIDENDS

The board recommends a final dividend of 4.25 pence per share to shareholders, amounting to GBP366 million. This will be paid, subject to shareholder approval, on September 8, 2003 to shareholders on the register on August 8, 2003. This takes the dividend for the full year to 6.50 pence per share, compared to 2.0 pence in 2001/2. This year's dividend is covered 2.2 times by the profit before goodwill amortisation and exceptional items. BT remains committed to a progressive dividend policy, reflecting growth in earnings per share and an improving balance sheet. In view of our strong cash generation and success in reducing net debt, in 2003/4 we expect dividend cover to reduce further towards the 2 times target that we set out last year.


PENSIONS

The triennial BT Pension Scheme funding valuation ("Funding Valuation") exercise has been completed by the pension scheme's actuary as at December 31, 2002. The results are in line with the group's expectations.

The Funding Valuation shows that there was a deficit in the scheme of GBP2.1 billion at December 31, 2002, which compares to a deficit of GBP1.0 billion at December 31, 1999. The annual deficiency payments will be increased by GBP32 million to GBP232 million with effect from December 2003. The valuation under the prescribed Minimum Funding Requirement approach showed the assets to cover 101 per cent of the liabilities at December 31, 2002.

The company's actuary has performed a SSAP 24 valuation for accounting purposes which determines the profit and loss charge to be applied from April 1, 2003. The SSAP 24 valuation shows a deficit of GBP1.4 billion at March 31, 2003 and the deficit will be amortised over the average remaining working lives of members. As expected, this will result in an increase in the pension charge of around GBP120 million in the 2003/4 year.

The FRS 17 position at March 31, 2003 showed a deficit of GBP6.3 billion, net of tax. As the implementation of FRS 17 has been delayed this will not affect the profit and loss charge or balance sheet position for the 2003/4 financial year. The FRS 17 position at May 16, 2003 showed a reduced deficit of GBP5.7 billion, net of tax.

Further details regarding pension costs are included in note 16.


CASH FLOW AND NET DEBT

Cash inflow from operating activities amounted to GBP2,247 million in the fourth quarter, bringing the total for the year to GBP6,023 million.

The cash outflow on fixed asset purchases was GBP676 million in the fourth quarter, giving a total for the year of GBP2,580 million. This compares to GBP881 million in the fourth quarter and GBP3,202 million for the full year from the continuing activities last year, reflecting the continued management focus and tight control over capital expenditure. Capital expenditure is expected to rise next year, but remain within its GBP3 billion annual target, as the group invests in its 21st century network programme. This will yield significant long-term cost savings and customer benefits.

Free cash flow (before acquisitions, disposals and dividends) was GBP931 million in the quarter and GBP1,708 million for the full year ended March 31, 2003. This represents a significant improvement in the cash generation capability of the group.

Net debt at March 31, 2003 was GBP9.6 billion,  a reduction of GBP3.3 billion in
the    fourth    quarter    and    GBP4.1    billion    in   the   full    year.

___________________________________________________________________________


The Annual Report and Form 20-F is expected to be published on June 4, 2003.

The Annual General Meeting of BT Group plc will be held in London on July 16, 2003.




GROUP PROFIT AND LOSS ACCOUNT
for the three months ended March 31, 2003
                                                                           Continuing activities
                                                                    Before goodwill           Goodwill             Total
                                                                   amortisation and   amortisation and
                                                                  exceptional items  exceptional items
                                                                                              (note 8)
(unaudited)                                       Notes                        GBPm               GBPm              GBPm

Total turnover                                                                4,966                  -             4,966
Group's share of associates and joint ventures                                (188)                  -             (188)
turnover
Group turnover                                        2                       4,778                  -             4,778
Other operating income                                3                          67                  -                67
Operating costs                                       4                     (4,112)                (4)           (4,116)

Group operating profit (loss)                         2                         733                (4)               729
Group's share of operating profits (losses) of        5                          19                (2)                17
associates and joint ventures
Total operating profit (loss)                                                   752                (6)               746

Profit on sale of fixed asset investments and         6                           -              1,526             1,526
group undertakings
Profit on sale of property fixed assets                                           4                  -                 4
Net interest payable                                  7                       (266)              (293)             (559)

Profit before taxation                                                          490              1,227             1,717

Taxation                                                                      (159)                 88              (71)

Profit after taxation                                                           331              1,315             1,646
Minority interests                                                                5                  -                 5
Profit attributable to shareholders                                             336              1,315             1,651

Earnings per share                                    10
- basic                                                                        3.9p                                19.1p
- diluted                                                                      3.9p                                19.0p





GROUP PROFIT AND LOSS ACCOUNT
for the three months ended March 31, 2002
                                                                          Continuing activities
                                                                  Before goodwill            Goodwill              Total
                                                                 amortisation and    amortisation and
                                                                exceptional items   exceptional items
                                                                                             (note 8)
(unaudited)                                       Notes                      GBPm                GBPm               GBPm

Total turnover                                                              5,511                   -              5,511
Group's share of associates and joint ventures                              (932)                   -              (932)
turnover
Trading between group and principal joint                                     156                   -                156
venture
Group turnover                                      2                       4,735                   -              4,735
Other operating income                              3                         103                   -                103
Operating costs                                     4                     (4,188)             (2,573)            (6,761)

Group operating profit (loss)                       2                         650             (2,573)            (1,923)
Group's share of operating profits (losses) of      5                          17               (400)              (383)
associates and joint ventures
Total operating profit (loss)                                                 667             (2,973)            (2,306)

Profit on sale of fixed asset investments and                                   -                  57                 57
group undertakings
Profit on sale of property fixed assets                                         5                   -                  5
Net interest payable                                7                       (301)                   -              (301)

Profit (loss) before taxation                                                 371             (2,916)            (2,545)

Taxation                                                                    (135)                  93               (42)

Profit (loss) after taxation                                                  236             (2,823)            (2,587)
Minority interests                                                            (9)                   -                (9)
Profit (loss) attributable to shareholders                                    227             (2,823)            (2,596)

Earnings (loss) per share                           10
- basic                                                                      2.6p                                (30.2)p
- diluted                                                                    2.6p                                (30.2)p





GROUP PROFIT AND LOSS ACCOUNT
for the year ended March 31, 2003
                                                                          Continuing activities
                                                                  Before goodwill            Goodwill              Total
                                                                 amortisation and    amortisation and
                                                                exceptional items   exceptional items
                                                                                             (note 8)
                                                  Notes                      GBPm                GBPm               GBPm

Total turnover                                                             20,182                   -             20,182
Group's share of associates and joint ventures                            (1,455)                   -            (1,455)
turnover
Group turnover                                      2                      18,727                   -             18,727
Other operating income                              3                         215                   -                215
Operating costs                                     4                    (16,152)               (218)           (16,370)

Group operating profit (loss)                       2                       2,790               (218)              2,572
Group's share of operating profits of               5                         181                 148                329
associates and joint ventures
Total operating profit (loss)                                               2,971                (70)              2,901

Profit on sale of fixed asset investments and       6                           -               1,691              1,691
group undertakings
Profit on sale of property fixed assets                                        11                   -                 11
Amounts written off investments                                               (7)                   -                (7)
Net interest payable                                7                     (1,146)               (293)            (1,439)

Profit before taxation                                                      1,829               1,328              3,157

Taxation                                                                    (598)                 139              (459)

Profit after taxation                                                       1,231               1,467              2,698
Minority interests                                                            (5)                 (7)               (12)
Profit attributable to shareholders                                         1,226               1,460              2,686

Dividends                                                                                                          (560)
Retained profit for the period                                                                                     2,126

Earnings per share                                  10
- basic                                                                     14.2p                                  31.2p
- diluted                                                                   14.1p                                  31.0p





GROUP PROFIT AND LOSS ACCOUNT
for the year ended March 31, 2002
                                                              Continuing activities
                                                        Before goodwill          Goodwill     Discontinued         Total
                                                       amortisation and  amortisation and   activities and
                                                      exceptional items      except-ional     eliminations
                                                                                    items
                                                                                 (note 8)         (note 1)
                                           Notes                   GBPm              GBPm             GBPm          GBPm

Total turnover                                                   21,815                 -            2,827        24,642
Group's share of associates and joint                           (4,049)                 -            (715)       (4,764)
ventures turnover
Trading between group and principal                                 681                 -                -           681
joint venture
Group turnover                               2                   18,447                 -            2,112        20,559
Other operating income                       3                      361                 -                1           362
Operating costs                              4                 (16,037)           (2,817)          (2,546)      (21,400)

Group operating profit (loss)                2                    2,771           (2,817)            (433)         (479)
Group's share of operating profits           5                    (108)           (1,335)               62       (1,381)
(losses) of associates and joint
ventures
Total operating profit (loss)                                     2,663           (4,152)            (371)       (1,860)

Profit on sale of fixed asset                                         -                21            4,368         4,389
investments and group undertakings
Profit on sale of property fixed assets                              27             1,062                -         1,089
Amounts written off investments                                       -             (535)                -         (535)
Net interest payable                         7                  (1,417)             (162)             (43)       (1,622)

Profit (loss) before taxation                                     1,273           (3,766)            3,954         1,461

Taxation                                                          (528)               143             (58)         (443)

Profit (loss) after taxation                                        745           (3,623)            3,896         1,018
Minority interests                                                 (10)                 -             (13)          (23)
Profit (loss) attributable to                                       735           (3,623)            3,883           995
shareholders

Dividends (see note below)                                                                                         (173)
Retained profit for the financial year                                                                               822

Earnings per share                           10
- basic                                                            8.8p                                            12.0p
- diluted                                                          8.8p                                            11.9p




In addition to the final dividend for the year of GBP173m there was a demerger distribution of GBP19,490m, representing the net assets of mmO2 (including purchased goodwill) as at the date of demerger.





GROUP CASH FLOW STATEMENT
for the three months and year ended March 31, 2003

                                                         Fourth quarter                            Year ended
                                                         ended March 31                          ended March 31
                                                    2003                2002                2003                2002
                                                          (unaudited)
                                                    GBPm                GBPm                GBPm                GBPm

Net cash inflow from operating                     2,247               1,496               6,023               5,257
activities* (note 11)

Dividends from associates and joint                    2                   -                   6                   2
ventures

Net cash outflow for returns on                    (528)               (367)             (1,506)             (1,695)
investments and servicing of finance

Taxation paid                                      (158)               (279)               (434)               (562)

Purchase of tangible fixed assets                  (676)               (881)             (2,580)             (4,069)
Net sale of fixed asset investments                   17                   -                 105                  70
Sale of tangible fixed assets                         27                  19                  94               2,645
Net cash outflow for capital expenditure           (632)               (862)             (2,381)             (1,354)
and financial investments

Free cash flow before acquisitions,                  931                (12)               1,708               1,648
disposals and dividends

Acquisitions                                        (63)               (110)                (77)             (1,131)
Disposals                                          2,706                  53               2,919               6,916
Net cash inflow (outflow) for                      2,643                (57)               2,842               5,785
acquisitions and disposals
Equity dividends paid                              (194)                   -               (367)                   -

Cash inflow (outflow) before use of                3,380                (69)               4,183               7,433
liquid resources and financing
Management of liquid resources                   (2,379)               1,387             (1,729)             (1,864)

Issue of ordinary share capital                        -                  16                  42               6,057
Inflow on demerger of mmO2                             -                   -                   -                 440
New loans                                              -                  24                  20                  30
Repayment of loans                                 (958)               (863)             (2,471)             (1,851)
Net movement on short-term borrowings                  -               (622)                (64)            (10,155)
Net cash outflow from financing                    (958)             (1,445)             (2,473)             (5,479)
Increase (decrease) in cash                           43               (127)                (19)                  90
Decrease (increase) in net debt from               3,380                (53)               4,225              13,930
cash flows (note 12)
*Net of deficiency and special pension                 -                   -                 329                 600
contributions





GROUP BALANCE SHEET
at March 31, 2003
                                                                                    March 31               March 31
                                                                                        2003                   2002
                                                                                                           (note 1)
                                                                                        GBPm                   GBPm
Fixed assets
Intangible assets                                                                        218                    252
Tangible assets                                                                       15,888                 16,078
Investments                                                                              555                  1,221
                                                                                      16,661                 17,551
Current assets
Stocks                                                                                    82                    111
Debtors                                                                                5,043                  5,272
Investments                                                                            6,340                  4,581
Cash at bank and in hand                                                                  91                    158
                                                                                      11,556                 10,122
Creditors: amounts falling due within one year
Loans and other borrowings                                                             2,548                  2,195
Other creditors                                                                        7,132                  7,195
                                                                                       9,680                  9,390

Net current assets                                                                     1,876                    732

Total assets less current liabilities                                                 18,537                 18,283

Creditors: amounts falling due after more than one year
Loans and other borrowings                                                            13,456                 16,245

Provisions for liabilities and charges (note 13)                                       2,376                  2,324

Minority interests                                                                        63                     72

Capital and reserves (note 14)
Called up share capital                                                                  434                    434
Reserves                                                                               2,208                  (792)
Total equity shareholders' funds (deficiency)                                          2,642                  (358)

                                                                                      18,537                 18,283



NOTES

1     Basis of preparation

The preliminary results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT Group plc for the year ended March 31, 2002. Figures for the years ended March 31, 2003 and 2002 are extracts from the group accounts for those years.

The group accounts for the year ended March 31, 2003, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, were approved by the board of directors on May 21, 2003 and have not yet been delivered to the Registrar of Companies but are expected to be published on June 4, 2003.

The activities of mmO2, Japan Telecom, J-Phone Communications, Airtel and Yell were disposed of in the year ended March 31, 2002, and are shown as discontinued operations in the profit and loss account for the comparative periods.

2     Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements are subject to review and have changed in certain instances. Comparative figures have been restated for these changes. The eliminations are intra-group eliminations.

With effect from January 1, 2003 the operations of BT Openworld were transferred under the management control of BT Retail. The comparative figures have been restated to report BT Openworld as part of BT Retail for all the periods under review.

2     Results of businesses continued

(a)     Operating results
                                                               Group turnover    Group operating profit           EBITDA
                                                                                           (loss) (iii)            (iii)
                                                                         GBPm                      GBPm             GBPm
Fourth quarter ended March 31, 2003
BT Retail                                                               3,368                       342              393
BT Wholesale                                                            2,820                       513              998
BT Global Services                                                      1,482                      (92)               73
Other                                                                       4                      (30)               47
Intra-group items (ii)                                                (2,896)                         -                -
Total before exceptional items                                          4,778                       733            1,511

Fourth quarter ended March 31, 2002 (i)
BT Retail                                                               3,214                       213              277
BT Wholesale                                                            3,167                       642            1,141
BT Global Services                                                      1,212                     (108)               30
Other                                                                      17                      (97)             (17)
Intra-group items (ii)                                                (2,875)                         -                -
Total before exceptional items                                          4,735                       650            1,431

Year ended March 31, 2003
BT Retail                                                              13,301                     1,425            1,634
BT Wholesale                                                           11,260                     1,924            3,847
BT Global Services                                                      5,251                     (427)              178
Other                                                                      41                     (132)              146
Intra-group items (ii)                                               (11,126)                         -                -
Total before exceptional items                                         18,727                     2,790            5,805

Year ended March 31, 2002 (i)
BT Retail                                                              12,811                       984            1,200
BT Wholesale                                                           12,256                     2,242            4,156
BT Global Services                                                      4,472                     (353)              146
Other                                                                      70                     (102)              246
Intra-group items (ii)                                               (11,162)                         -                -
Total continuing activities before exceptional items                   18,447                     2,771            5,748
Discontinued activities                                                 2,836                     (191)              234
Intra-group items (ii)                                                  (724)                         -                -
Total before exceptional items                                         20,559                     2,580            5,982



i The results of the lines of business for the quarter and year ended March 31, 2002 have been restated to reflect changes to intra-group trading arrangements.

ii Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.

iii Before goodwill amortisation and exceptional items.


2     Results of businesses continued

BT Global Services analysis
                                                    Fourth quarter                                   Year ended
                                                    ended March 31                                    March 31
                                                                  Better (worse)
Before goodwill amortisation            2003         2002     Actual     Underlying (i)             2003            2002
and exceptional items                   GBPm         GBPm          %                  %             GBPm            GBPm

Group turnover
Solutions                                619          542         14                 14            2,042           1,840
Syntegra                                 192          175         10                 10              623             609
Global Products                          505          378         34                 12            1,883           1,541
Global Carrier                           276           66        318                (7)            1,007             263
Other and eliminations                 (110)           51                                          (304)             219
                                       1,482        1,212         22                  4            5,251           4,472

European connectivity included           281          273          3                  4            1,021             998
above
EBITDA
Solutions                                 42           48                                            172             158
Syntegra                                  15           16                                             34              31
Global Products                           10           25                                           (73)              21
Global Carrier                            52           16                                            157              22
Other (ii)                              (46)         (75)                                          (112)            (86)
                                          73           30        143                n/m              178             146

European connectivity included             5         (12)        n/m                n/m             (15)           (106)
above
Group operating profit (loss)
Solutions                                 19           25                                             95              77
Syntegra                                  12           11                                             24              18
Global Products                         (91)         (64)                                          (461)           (256)
Global Carrier                            27           15                                             66            (18)
Other (ii)                              (59)         (95)                                          (151)           (174)
                                        (92)        (108)         15                 45            (427)           (353)

European connectivity included          (29)         (56)         48                 48            (172)           (276)
above
Capital expenditure                      150          214         30                 42              439             609
Operating free cash flow                (77)        (184)         58                 71            (261)           (463)



i. Adjusted for the effect of the Concert unwind, acquisitions and disposals and the transfer of a major account to BT Wholesale.

ii. Other is after charging leaver costs of GBP19m in the fourth quarter (GBP39m last year) and GBP65m (GBP55m last year) in the year ended March 31, 2003.

BT Global Services' comparative figures for the segmental results have been reclassified to reflect the new internal financial reporting lines that were introduced with effect from March 31, 2002.


2     Results of businesses continued

b. Capital expenditure on plant, equipment and motor vehicle additions

                                                          Fourth quarter                             Year ended
                                                          ended March 31                               March 31
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
BT Retail                                                  42                54                    115               153
BT Wholesale                                              478               637                  1,652             1,974
BT Global Services                                        150               214                    439               609
Other                                                      54                77                    239               364
Total continuing activities                               724               982                  2,445             3,100

Discontinued activities                                     -                 -                      -               808
Total                                                     724               982                  2,445             3,908



(c)     Net operating assets (liabilities)

                                                                                           March 31
                                                                                              2003                  2002
                                                                                              GBPm                  GBPm
BT Retail                                                                                    (430)                 (215)
BT Wholesale                                                                                12,041                12,163
BT Global Services                                                                           1,912                 1,907
Other                                                                                          217                   479
Total                                                                                       13,740                14,334



Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax). The March 31, 2002 comparatives have been restated to reflect changes to the method of allocating central balances to the lines of business.


3 Other operating income

In the quarter and year ended March 31, 2002, other operating income included income from the provision of administration services to the Concert global venture of GBP33m and GBP135m, respectively.


4 Other operating costs

                                                             Fourth quarter                             Year ended
                                                             ended March 31                               March 31
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Before goodwill amortisation
and exceptional items
Net staff costs                                           906               976                  3,671             3,637
Depreciation                                              777               779                  3,011             2,974
Payments to telecommunication operators                   894             1,082                  3,846             4,289
Other operating costs                                   1,535             1,351                  5,624             5,137
Total continuing activities*                            4,112             4,188                 16,152            16,037
Goodwill amortisation                                       4                30                     20               121
Exceptional items                                           -             2,543                    198             2,696
Discontinued activities                                     -                 -                      -             2,546
Total                                                   4,116             6,761                 16,370            21,400

*Includes leaver costs of                                  71               135                    276               186



5. Group's share of profits (losses) of associates and joint ventures

                                                            Fourth quarter                             Year ended
                                                            ended March 31                               March 31
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Share of operating profits (losses) before                 19                17                    181             (108)
goodwill amortisation and exceptional items
Provision for impairment of Concert                         -              (26)                      -             (887)
tangible fixed assets and goodwill, and
share of redundancy and unwind costs
Impairment of other associates and joint                    -             (371)                    150             (407)
ventures and (charge) release for exit
related costs
Amortisation of goodwill                                  (2)               (3)                    (2)              (41)
Share of operating profits (losses) of                     17             (383)                    329           (1,443)
continuing associates and joint ventures
Discontinued activities                                     -                 -                      -                62
Total share of operating profits (losses)                  17             (383)                    329           (1,381)
of associates and joint ventures



6     Profit on sale of fixed asset investments and group undertakings

The profit in the three months ended March 31, 2003 of GBP1,526m is mainly attributable to the profit on sale of our stake in Cegetel of GBP1,509m, including a write back of GBP862m of goodwill taken directly to reserves before April 1998. After recognition of the exceptional interest charge of GBP293m on closing out GBP2.6bn of fixed interest rate swaps, following receipt of the Cegetel sale proceeds of GBP2.6bn, the net profit on sale was GBP1,216m. The profit for the year ended March 31, 2003 of GBP1,691m also includes the profit on sale of BSkyB shares of GBP131m and the profit on disposals of our shareholdings in Blu, Mediaset and SmarTone.


7     Net interest payable

                                                              Fourth quarter                             Year ended
                                                              ended March 31                               March 31
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Group                                                     609               358                  1,609             1,879
Joint ventures and associates                               4                13                     25               103
Total interest payable                                    613               371                  1,634             1,982
Interest receivable                                      (54)              (70)                  (195)             (360)
Net interest payable                                      559               301                  1,439             1,622

Analysed:
Continuing activities, before exceptional                 266               301                  1,146             1,417
items
Exceptional items                                         293                 -                    293               162
Discontinued activities                                     -                 -                      -                43
                                                          559               301                  1,439             1,622


8. Exceptional items and goodwill amortisation

                                                                Fourth quarter                           Year ended
                                                                ended March 31                             March 31
                                                             2003             2002                  2003            2002
                                                             GBPm             GBPm                  GBPm            GBPm
Attributable to continuing activities:
Impairment of goodwill and tangible fixed assets                -          (2,202)                     -         (2,202)
in BT Global Services' European activities
Property rationalisation costs                                  -                -                 (198)               -
Impairment of Concert and AT&T Canada                           -                -                     -         (1,153)
investments
Concert unwind transaction costs                                -            (195)                     -           (253)
Impairment of other investments and assets and                  -            (396)                   150           (672)
(charge) release for exit related costs
Call centre rationalisation                                     -             (68)                     -            (68)
Provision for bad and doubtful debts                            -             (79)                     -            (79)
Costs related to mmO2 demerger                                  -                -                     -            (98)
Profit on sale of group undertakings and fixed              1,233               57                 1,398              21
asset investments
Profit on sale of property fixed assets                         -                -                     -             900
Goodwill amortisation                                         (6)             (33)                  (22)           (162)
Net credit (charge) before tax and minority                 1,227          (2,916)                 1,328         (3,766)
interests
Attributable to discontinued activities:
Profit on sale of group undertakings and fixed                  -                -                     -           4,368
asset investments
mmO2 demerger costs                                             -                -                     -            (11)
Goodwill amortisation                                           -                -                     -           (243)
Net credit before tax and minority interests                    -                -                     -           4,114
Total exceptional items and goodwill                        1,227          (2,916)                 1,328             348
amortisation before tax and minority interests



9 Dividends

                                                        Year ended                               Year ended
                                                         March 31                                 March 31
                                                         2003              2002                   2003              2002
                                                      pence per share                             GBPm              GBPm
Interim dividend                                         2.25                 -                    194                 -
Proposed final dividend                                  4.25              2.00                    366               173
                                                         6.50              2.00                    560               173


10     Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods was:

                                                           Fourth quarter                             Year ended
                                                           ended March 31                               March 31
                                                         2003              2002                   2003              2002
                                                           million of shares                        million of shares
Basic                                                   8,623             8,598                  8,616             8,307
Diluted                                                 8,671             8,652                  8,668             8,377


11     Reconciliation of operating profit (loss) to operating cash flow

                                                           Fourth quarter                             Year ended
                                                           ended March 31                               March 31
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Group operating profit (loss)                             729           (1,923)                  2,572             (479)
Depreciation and amortisation                             782             3,013                  3,035             6,001
Changes in working capital                                814               341                    501               301
Provision, pension movements and other                   (78)                65                   (85)             (566)
Net cash inflow from operating activities               2,247             1,496                  6,023             5,257



12     Net debt

a. Analysis

                                                                                             At March 31
                                                                                              2003                  2002
                                                                                              GBPm                  GBPm
Long-term loans and other borrowings falling due after more than                            13,456                16,245
one year
Short-term borrowings and long-term loans and other borrowings                               2,548                 2,195
falling due within one year
Total debt                                                                                  16,004                18,440
Short-term investments                                                                     (6,340)               (4,581)
Cash at bank                                                                                  (91)                 (158)
Net debt at end of period                                                                    9,573                13,701


b. Reconciliation of net cash flow to movement in net debt

                                                              Fourth quarter                             Year ended
                                                              ended March 31                               March 31
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Net debt at beginning of period                        12,917            13,636                 13,701            27,942
(Decrease) increase in net debt resulting             (3,380)                53                (4,225)          (13,930)
from cash flows
Debt assumed by demerger and disposal of                    -                 -                   (13)              (75)
undertakings
Currency and other movements                               35               (5)                     67                32
Other non-cash movements                                    1                17                     43             (268)
Net debt at end of period                               9,573            13,701                  9,573            13,701


13     Provisions for liabilities and charges

                                                                                             At March 31
                                                                                              2003                  2002
                                                                                              GBPm                  GBPm
Deferred taxation                                                                            2,017                 2,140
Pension provisions (a)                                                                          33                    29
Other provisions                                                                               326                   155
                                                                                             2,376                 2,324

(a) The pension prepayment relating to the BT Pension Scheme of GBP630m at March 31, 2003 (GBP231m last year) is included in debtors and falls due after more than one year.


14     Share capital and reserves

                                                                   Share capital             Reserves              Total
                                                                            GBPm                 GBPm               GBPm
Balances at April 1, 2002                                                    434                (792)              (358)
Profit for the financial year                                                  -                2,686              2,686
Dividend                                                                       -                (560)              (560)
Goodwill written back on disposals (a)                                         -                  869                869
Currency movements (b)                                                         -                    5                  5
Balances at March 31, 2003                                                   434                2,208              2,642


(a) Includes GBP862m written back on disposal of our stake in Cegetel.

(b) Includes GBP106m movement on the retranslation of foreign borrowings and other hedging instruments in the quarter and year ended March 31, 2003.

(c) The reserves of the parent company, BT Group plc, were GBP9.5bn at March 31, 2003.


15     Earnings before interest, taxation, depreciation and amortisation
(EBITDA) before exceptional items

                                                      Fourth quarter                             Year ended
                                                      ended March 31                              March 31
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Group operating profit (loss)                             729           (1,923)                  2,572             (479)
Exceptional items                                           -             2,543                    198             2,707
Depreciation and amortisation of intangible               778               781                  3,015             3,402
assets
Goodwill amortisation                                       4                30                     20               352
EBITDA before exceptional items                         1,511             1,431                  5,805             5,982

Analysed:
Continuing activities                                   1,511             1,431                  5,805             5,748
Discontinued activities                                     -                 -                      -               234
Total before exceptional items                          1,511             1,431                  5,805             5,982



16 Pension costs

Background

The group continues to account for pensions costs in accordance with UK Statement of Standard Accounting Practice No. 24 "Pensions Costs" (SSAP 24). In addition, disclosures have been presented in accordance with Financial Reporting Standard No. 17 "Retirement Benefits" (FRS 17).

The group offers retirement plans to its employees. The group's main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees' length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since March 31, 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss charge represents the contribution paid by the group based upon a fixed percentage of employees' pay.

The total pension costs of the group expensed within staff costs in the year was GBP322m (2002 - GBP382m including discontinued activities), of which GBP314m (2002 - GBP373m) related to the group's main defined benefit pension scheme, the BTPS. The decline in the pension cost reflects the reduction in the number of active members of the BTPS and the interest credit relating to the balance sheet prepayment. This total pension cost includes the cost of providing enhanced pension benefits to leavers, which amounted to GBP60m (2002 - GBP46m).

The pension cost applicable to defined contribution schemes in the year ended March 31, 2003 was GBP4m (2002 - GBP5m), and GBP0.4m (2002 - GBP0.3m) of
contributions to the schemes were outstanding at March 31, 2003.

The group occupies seven properties owned by the BTPS on which an annual rental of GBP3m is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At March 31, 2003, the UK equities included 37m (2002 - 55m) ordinary shares of the company with a market value of GBP58m (2002
- GBP154m).

BT Pension Scheme

Funding valuation

A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at December 31, 2002 forms the basis of determining the group's pension fund contributions for the year ending March 31, 2004 and future periods until the next valuation is completed. The funding valuation is performed at December 31 because this is the financial year end of the BTPS.

The valuation basis for funding purposes is broadly as follows:

- Scheme assets are valued at market value at the valuation date; and

- Scheme liabilities are measured using a projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

The last three triennial valuations were determined using the following long-term assumptions:

                                          Real rates (per annum)                         Nominal rates (per annum)
                                       2002          1999          1996             2002            1999          1996
                                  valuation     valuation     valuation        valuation       valuation     valuation
                                          %             %             %                %               %             %
Return on existing assets,             4.52          2.38          3.80             7.13            5.45          7.95
relative to market values

(after allowing for an                 1.00          1.00          0.75             3.53            4.03          4.78
annual increase in dividends
of)
Return on future investments           4.00          4.00          4.25             6.60            7.12          8.42

Average increase in retail                -             -             -             2.50            3.00          4.00
price index

Average future increases in           1.50*          1.75          1.75            4.40*            4.80          5.82
wages and salaries

Average increase in pensions              -             -             -             2.50            3.00     3.75-4.00



*There is a short-term reduction in the real salary growth assumption to 1.25% for the first three years.

The mortality assumption reflects improvements in life expectancy since the 1999 valuation and incorporates further future improvements.

The assumed rate of investment return, salary increases and mortality all have a significant effect on the funding valuation. A 0.25 percentage point change in these assumptions would have the following effects on the funding deficit:

                                                  Impact on funding deficit
                                            Increase                   Decrease
0.25 percentage point change in:            GBPbn                        GBPbn
Investment return                           (0.9)                      0.9
Wage and salary increases                   0.2                        (0.2)


An additional year of life expectancy would result in a GBP0.7bn increase in the deficit.

At December 31, 2002, the assets of the BTPS had a market value of GBP22.8bn (1999 - GBP29.7bn) and were sufficient to cover 91.6 per cent (1999 - 96.8 per cent) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees taking early retirement under release schemes since that date. This represents a funding deficit of GBP2.1bn compared to GBP1.0bn at December 31, 1999.

The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary's view of the median estimate basis, the funding deficit would have been reduced to GBP0.4bn.

Although the current market value of equity investments has fallen, the investment income and contributions received by the scheme exceeded the benefits paid by GBP0.3bn in the year ended December 31, 2002.

As a result of the triennial funding valuation the group has agreed to make employer's contributions at a rate of 12.2 per cent of pensionable pay from April 2003 and annual deficiency payments of GBP232m. This compares to the employer's contribution rate of 11.6 per cent and annual deficiency payments of GBP200m that were determined under the 1999 funding valuation. In the year ended March 31, 2003, the group made regular contributions of GBP278m (2002 - GBP303m) and additional special contributions for enhanced pension benefits to leavers in the year ended December 31, 2001 of GBP129m in December 2002 (2002 - GBP400m) and deficiency contributions of GBP200m (2002 - GBP200m). The group will also pay a special contribution in December 2003, which is expected to amount to approximately GBP100m in respect of early leavers in the year ended December 31, 2002, which has already been reflected in the profit and loss account.

Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make annual deficiency payments until the deficit is made good.

The BTPS was closed to new entrants on March 31, 2001 and the age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.


SSAP 24 accounting valuation

The SSAP 24 valuation is broadly on the following basis:

- Scheme assets are valued at market value; and

- Scheme liabilities are measured using the projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

For the purpose of determining the group's pension expenses under SSAP 24 in the years ended March 31, 2003, 2002 and 2001, the same assumptions were used as set out above for the December 1999 funding valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be a nominal 5.6 per cent per annum (allowing for real equity dividend growth of 1.25 per cent per annum). This equates to a real return of 2.5 per cent per annum rather than the more conservative funding valuation, which used a real return of 2.4 per cent per annum.

At March 31, 2000 there was a SSAP 24 deficit of GBP0.2bn and the regular cost for the 2003 and 2002 financial years was 11.6 per cent of pensionable salaries based on the March 31, 2000 SSAP 24 valuation.

The pension cost for the 2004 financial year will be based upon the March 31, 2003 SSAP 24 valuation. At March 31, 2003 there was a SSAP 24 deficit of GBP1.4bn, before taking account of the balance sheet prepayment, and the regular cost will be 11.3 per cent of pensionable salaries. The SSAP 24 valuation at March 31, 2003 is based on the December 31, 2002 funding valuation rolled forward, and uses the same assumptions as set out above, with the following exceptions:

- Return of existing assets is assumed to be a nominal 7.1 per cent per annum, which equates to a real return of 4.7 per cent;

- Average increase in retail price index is assumed to be 2.25 per cent per annum; and

- The average future increases in wages and salaries is assumed to include a short term reduction in the real salary growth assumption to 0.75 per cent for the first three years, before returning to 1.5 per cent.

The cumulative difference since the adoption of SSAP 24 between the cash contributions paid by the group to the pension scheme and the profit and loss charge is reflected on the balance sheet. The cumulative cash contributions exceed the profit and loss charge and the resulting difference is shown as a prepayment on the balance sheet. At March 31, 2003 the prepayment was GBP630m (2002 - GBP231m) with the increase being principally due to the additional special and deficiency contributions in the year.

The pension charge to the profit and loss account will also include the amortisation of the combined pension fund position and pension prepayment over the average remaining service lives of scheme members, which amounts to 13 years, and the cost of enhanced pension benefits provided to leavers.

FRS 17 - Retirement benefits

The group continues to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 has been deferred by the Accounting Standards Board until accounting periods commencing on or after January 1, 2005. The requirements for disclosure under FRS 17 remain in force between its issue and full implementation, and the required information is set out below. FRS 17 specifies how key assumptions should be derived and applied. These assumptions are often different to the assumptions adopted by the pension scheme actuary and trustees in determining the funding position of pension schemes. The accounting requirements under FRS 17 are broadly as follows:

- Scheme assets are valued at market value at the balance sheet date;

- Scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and

- Movement in the scheme surplus/deficit is split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The financial assumptions used to calculate the BTPS liabilities under FRS 17 at March 31, 2003 are:

                                                     Real rates (per annum)                  Nominal rates (per annum)
                                                         2003              2002                   2003              2002
                                                            %                 %                      %                 %
Average future increases in wages and                   1.50*              1.50                  3.78*              4.04
salaries
Average increase in pensions in payment and                 -                 -                   2.25              2.50
deferred pensions
Rate used to discount scheme liabilities                 3.08              3.41                   5.40              6.00
Inflation - average increase in retail                      -                 -                   2.25              2.50
price index



*There is a short term reduction in the real salary growth assumption to 0.75% for the first three years.

The expected nominal rate of return and fair values of the assets of the BTPS at March 31, 2003 were:

                                                                    At 31 March
                                                 2003                                         2002
                        Expected long-term                             Expected long-term
                            rate of return                                 rate of return
                               (per annum)        Asset fair value            (per annum)              Asset fair value
                                         %       GBPb            %                      %            GBPb              %
UK equities                           8.20        7.4           34                   8.00            11.1             41
Non-UK equities                       8.20        6.4           30                   8.00             8.1             30
Fixed-interest                        5.20        3.1           14                   5.60             3.0             11
securities
Index-linked securities               4.30        1.7            8                   4.80             1.9              7
Property                              7.00        3.3           15                   7.00             2.8             10
Cash and other                        4.00      (0.4)          (1)                   4.50             0.2              1
Total                                 7.35       21.5          100                   7.38            27.1            100




The long-term expected rate of return on investments does not affect the level of the deficit but does affect the level of the expected return on assets within the net finance cost charged to the profit and loss account under FRS 17.

The net pension deficit set out below under FRS 17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at March 31, 2003 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

                                          March 31, 2003                                   March 31, 2002
                                   Assets   Present value        Deficit            Assets  Present value       Deficit
                                                 of                                               of
                                             liabilities                                     liabilities
                                     GBPm            GBPm           GBPm              GBPm           GBPm          GBPm
BTPS                               21,500          30,500          9,000            27,100         28,900         1,800
Other liabilities                       -              33             33                 -             30            30
Total deficit                                                      9,033                                          1,830
Deferred tax asset at 30                                         (2,710)                                          (549)
per cent
Net pension liability                                              6,323                                          1,281



If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at March 31, 2003 would be as follows:

                                                                                            March 31            March 31
                                                                                                2003                2002
                                                                                                GBPm                GBPm
Net assets (deficiency)
Net assets (deficiency), as reported                                                           2,642               (358)
SSAP 24 pension prepayment (net of deferred tax)                                               (441)               (162)
SSAP 24 pension provision (net of deferred tax)                                                   23                  20
Net pension liability under FRS 17                                                           (6,323)             (1,281)
Net deficiency including net pension liability                                               (4,099)             (1,781)

Profit and loss reserve
Profit and loss reserve, as reported                                                           1,208             (1,819)
SSAP 24 pension prepayment (net of deferred tax)                                               (441)               (162)
SSAP 24 pension provision (net of deferred tax)                                                   23                  20

Net pension liability under FRS 17                                                           (6,323)             (1,281)
Profit and loss reserve including net pension liability                                      (5,533)             (3,242)



On the basis of the above assumptions and in compliance with FRS 17 the amounts that would have been charged to the consolidated profit and loss account and the statement of total recognised gains and losses for the year ended March 31, 2003 would be as follows:

                                                                                                                    2003
                                                                                                                    GBPm
Analysis of amount that would be charged to operating profit on an FRS 17 basis
Current service cost                                                                                                 444
Past service cost                                                                                                     60
Total operating charge                                                                                               504
Amount that would be charged (credited) to net interest payable on an FRS 17 basis
Expected return on pension scheme assets                                                                         (1,983)
Interest on pension scheme liabilities                                                                             1,694
Net finance expense (return)                                                                                       (289)
Amount that would be charged to profit before taxation on an FRS 17 basis                                            215

Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on an FRS 17 basis
Expected return less actual return on pension scheme assets                                                        6,995
Experience (gains) losses arising on pension scheme liabilities                                                  (1,056)
Changes in assumptions underlying the present value of the pension scheme liabilities                              1,660
Actuarial loss recognised                                                                                          7,599

The net pension cost of GBP215m for the year ended March 31, 2003 under FRS17 is GBP107m lower than the profit and loss charge recorded under SSAP 24.


The movements in the net pension liability, on an FRS 17 basis, during the year ended March 31, 2003 were:
                                                                                                                    2003
                                                                                                                    GBPm

Deficit at April 1, 2002                                                                                           1,830
Current service cost                                                                                                 444
Contributions                                                                                                      (611)
Past service costs                                                                                                    60
Other finance income                                                                                               (289)
Actuarial loss recognised                                                                                          7,599
Deficit at March 31, 2003                                                                                          9,033
Net pension liability, post tax, at March 31, 2003                                                                 6,323


The history of experience gains (losses) which would have been recognised under FRS 17 were:

Difference between expected and actual return on scheme assets:
Amount (GBPm)                                                                                                    (6,995)
Percentage of scheme assets                                                                                        32.5%

Experience gains and losses on scheme liabilities:
Amount (GBPm)                                                                                                      1,056
Percentage of the present value of scheme liabilities                                                               3.5%

Total amount recognised in statement of total recognised gains and losses:
Amount (GBPm)                                                                                                    (7,599)
Percentage of the present value of scheme liabilities                                                              24.9%



17     United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.

                                                            Fourth quarter                             Year ended
                                                            ended March 31                               March 31
                                                         2003              2002                   2003              2002
Net income (loss) attributable to                       2,987           (2,874)                  4,134             (732)
shareholders (GBP m) including discontinued
activities and exceptional items

Earnings (loss) per ADS (GBP)
- basic                                                  3.46            (3.34)                   4.80            (0.88)
- diluted                                                3.45            (3.34)                   4.77            (0.88)




Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is GBP2,258m deficit at March 31, 2003 (March 31, 2002 - GBP4,247m deficit).


Non-financial statistics

                                                                              March 31, 2003              March 31, 2002
BT Group
Exchange lines:
Business, including wholesale (000s)                                                   9,062                       9,030
Residential, including service providers (000s)                                       20,291                      20,083

BT Retail (includes BT Openworld)
Narrowband PAYG (000s)                                                                   633                         638
Narrowband unmetered (000s)                                                              886                       1,009
BT Openworld Broadband                                                                   292                         108
BT Broadband Direct                                                                      137                           -
Total customer base (000s)                                                             1,948                       1,755

BT Wholesale
Optical fibre in network (km millions)                                                   6.4                         5.9
SDH nodes                                                                              2,123                       2,123
Next generation trunk switches                                                            71                          70
ADSL enabled exchanges                                                                 1,167                       1,010
ADSL lines provided (000s)                                                               800                         167

BT Global Services
Inter-city fibre network (kms) (a)                                                    48,000                      56,000
Large towns/cities with Metropolitan Area Networks                                        18                          21
Web hosting centres                                                                       22                          21
Dial access ports (000s)                                                                 606                         636


(a) Of which over 45,000 route kilometres are held through our wholly owned businesses in Europe.






Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding broadband growth and the benefits of other new wave initiatives; the possible or assumed future results of operations of BT and/or its lines of business; expectations regarding revenue growth, capital expenditure, investment plans, cost reductions, return on capital employed, dividend policy and future dividend cover, and pension funding.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance; and the reintegration of Concert. BT Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 23 May 2003